UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of January 2023

Commission File Number: 001-38097

ARGENX SE

(Translation of registrant’s name into English)

Laarderhoogtweg 25
1101 EB Amsterdam, the Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

Enclosed hereto and incorporated herein by reference are copies of the following items in connection with the Extraordinary General Meeting of Shareholders of argenx SE that will be held on Monday, February 27, 2023 at 12:00 PM (CET), at the Hilton Amsterdam Airport Schiphol, Schiphol Boulevard 701, 1118 BG Schiphol, the Netherlands.

Exhibit	Description
99.1	Press Release dated January 16, 2023
99.2	Convocation Notice for the Extraordinary General Meeting of Shareholders of argenx SE to be held on February 27, 2023
99.3	Explanatory Notes for the Extraordinary General Meeting of Shareholders of argenx SE to be held on February 27, 2023
99.4	Agenda for the Extraordinary General Meeting of Shareholders of argenx SE to be held on February 27, 2023
99.5	Proxy Form for the Extraordinary General Meeting to be held on February 27, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARGENX SE

Date: January 30, 2023	By:	/s/ Hemamalini (Malini) Moorthy
Hemamalini (Malini) Moorthy
General Counsel